NO ACT



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



07072765

July 27, 2007

P.E 5-30-2007

Wesley E. Schlenker
Assistant General Counsel and Assistant Secretary
Texas Industries, Inc.
1341 West Mockingbird Lane
Dallas, TX 75247

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 7/27/2007

Re: Texas Industries, Inc.
Incoming letter dated May 30, 2007

Dear Mr. Schlenker:

This is in response to your letters dated May 30, 2007 and July 9, 2007 concerning the shareholder proposals submitted to Texas Industries by Robert M. Boothby and Charles T. Woodard. We also have received a letter on the proponents' behalf dated June 22, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Cornish F. Hitchcock
Attorney At Law
5301 Wisconsin Avenue, NW
Suite 350
Washington, DC 20015-2022


txi

1341 West Mockingbird Lane • Dallas, Texas 75247 • 972.647.6700 • www.txi.com

May 30, 2007

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **Shareholder Proposals and Supporting Statements (the "Proposals") of Charles T. Woodard (the "Woodard Proposal") and Robert M. Boothby (the "Boothby Proposal")**

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Texas Industries, Inc. (the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for its 2007 annual meeting of stockholders (the "2007 Proxy Materials") two Proposals submitted to the Company by two stockholders who are employees of a wholly owned subsidiary of the Company (the "Proponents"). The cover letter, proposal, and supporting material in the Woodard Proposal and the Boothby Proposal are identical in every respect, and both Proposals request the Company to direct its correspondence to the same labor union representative. Therefore, the two Proposals are addressed together in this letter. The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action as a result of the omission of the Proposals.

The Company expects to mail to stockholders, on or about August 24, 2007, our 2007 Proxy Materials in conjunction with our 2007 annual meeting of stockholders (the "Annual Meeting"). That meeting currently is scheduled to be held on October 16, 2007. The Company intends to file definitive copies of the 2007 Proxy Materials with the Commission on or about August 24, 2007. Accordingly, this letter is being filed with the Commission more than 80 calendar days before the date upon which the Company expects to file the definitive 2007 Proxy Materials, as contemplated by Rule 14a-8(j).

The Company received the Proponents' Proposals, both dated April 25, 2007. The Company is submitting the following:

1) Six copies of this letter;
2) Six copies of both Proposals (with supporting statements); and
3) One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the Company.

This letter sets forth the Company's reasons it deems the omission of the Proposals to be proper. A copy of this submission is being forwarded simultaneously to the representative designated by the Proponents, at the offices of the United Steelworkers Union.

THE PROPOSALS

A complete copy of the Proposals, together with supporting statements, are attached to this letter as Exhibit A, for the Staff to view in context. The pertinent part of the Proposals is set forth as follows:

> RESOLVED, that the stockholders of Texas Industries, Inc. ("TXI") request the Board of Directors to prepare a public sustainability report, at reasonable expense and omitting proprietary information, by February 1, 2008.

SUMMARY OF COMPANY'S ARGUMENT

The supporting statement attached to the Proposals includes a definition of "sustainability reporting" supplied by the Proponents which quotes directly from the Global Reporting Initiative (the "GRI") and attributes the definition to the GRI. The definition is not merely advisory, and begins in the following language that appears to mandate a GRI-supplied process:

> "As described by the Global Reporting Initiative (http://www.globalreprting.org) sustainability reporting is '. . .'".

The Statement leaves no doubt about the source for the definition of "sustainability reporting" in the Proposal by continually referencing the GRI throughout the supporting statement.

The Staff has indicated that a proposal which would compel a company to issue a sustainability report which must adhere to the imprecise and sometimes contradictory welter of GRI guidelines could be properly omitted. On the other hand, the Staff has recently indicated that a proposal directing a company to forge its own definition of "sustainability" while merely referencing the GRI briefly and permissively in a supporting statement, could not be properly omitted.

The Company believes that the attached Proposals' failure to direct the Company to establish its own definition for "sustainability" and instead using the supporting statement to lock in the GRI's definition and protocol is more than a passing advisory reference to the GRI. By inserting the GRI definition of "sustainability reporting" into the supporting statement in a way that leaves the Company no alternative to using the GRI definition and process, the Proposals fail the earlier tests set forth by the Staff for this type of proposal. Therefore, the Proposals may properly be omitted from the Company's 2007 Proxy Statement and Proxy.

DISCUSSION

This type of shareholder proposal has been presented to the Staff on many occasions over the past several years, citing Rule 14a-8(i)(3) as a reason for omission. By 2005 the Staff had forged a simple test, which was aptly summarized in a letter from a company that had received a similar proposal:

> ". . . guidance may be gleaned by analogy from recent Staff decisions under Rule 14a-8(i)(3) with respect to proposals seeking social, economic or environmental "sustainability" reports. The Staff generally will issue no-action letters under (i)(3) when proposals would compel a company to apply the complex Global Reporting Initiative ("GRI") Guidelines to the preparation of the report E.g., Ryland Group, Inc. (Jan. 19, 2005); ConAgra Foods, Inc. (July 1, 2004); and Kroger Co. (March 19, 2004), upon reconsideration (April 21, 2004). The Staff generally will not do so when the proposals just broadly request a sustainability report and leave it to the companies to decide how best to prepare the report. E.g., Wal-Mart Stores, Inc. (Feb. 17, 2004); Hormel Foods Corp. (Oct. 22, 2004); Burlington Resources, Inc. (Feb. 4, 2005); Wendy's International, Inc. (Feb. 10, 2005); and Seaboard Corp. (Feb. 14, 2005)."
>
> Abercrombie & Fitch Co. (May 2, 2005).

Since this simple test was established, it appears from subsequent no action requests that many other proponents have omitted references to the Global Reporting Initiative ("GRI") guidelines from their proposals and supporting statements. In the event the GRI guidelines were referenced in supporting statements, the supporting statements generally stated that the Company should first define "sustainability" in its own way, in its own words, at the Company's own discretion.

For example, The Kroger Co. requested a no action recommendation if it chose to omit a shareholder proposal (the "Kroger Proposal") from its 2006 proxy materials, which is virtually identical to the Proposal submitted to the Company (but with very significant differences in the Supporting Statement). (The Kroger Co., March 29, 2006). The first words of the "Supporting Statement" supplied by the proponent as printed in The Kroger Co. 2006 proxy materials filed with the Commission, are as follows:

> "SUPPORTING STATEMENT
>
> We believe the report should include:
>
> 1. The company's operating definition of sustainability. . . ."

After directing the company to develop its own definition for sustainability, the proposal concluded, "[w]e recommend . . ." that Kroger issue a report based on the GRI guidelines.

Despite the proponent's unambiguous statement that The Kroger Co. should forge its own specific definition of "sustainability", The Kroger Co. argued to the Staff that a single, expressly non-binding reference to the GRI in the supporting statement was in fact a mandate by the proponent to incorporate the complex and sometimes confusing GRI protocol, and therefore the proposal could be omitted pursuant to Rule 14a-8(i)(3). The Staff declined to recommend that no action be taken against The Kroger Company if it excluded the proposal from its proxy statement.

By directing the company to develop its own specific definition, and then using permissive language such as "recommend" when referencing GRI guidelines, the Kroger Proposal differs substantially from the Proposals. The Supporting Statement submitted to the Company differs in the following ways:

1. The Supporting Statement in the Kroger Proposal opens by directing the company to define "sustainability" for itself. The Supporting Statement in the proposal submitted to the Company opens by supplying a GRI definition, "As described by the Global Reporting Initiative . . . 'Sustainability reporting is . . .'"

2. The Supporting Statement in the Kroger Proposal mentions GRI only once, with permissive language. The Supporting Statement in the proposal submitted to the Company contains four main paragraphs, and three out of four paragraphs reference the GRI protocol. None of the references to the GRI contain permissive non-binding language such as "recommends".

Following are several examples of proposals which have been presented to the Staff which could not be properly excluded under Rule 14a-8(i)(3), each of which expressly provide that the Company establish its own definition of sustainability. Wording of this nature has apparently become a common way to disclaim any requirement that a company comply with the welter of GRI methodologies regarding "sustainability reporting".

A proposal submitted to Johnson Controls, Inc. requested only the following items:

"1. The company's definition of sustainability.
2. A review of current company policies and practices related to social, environmental, and economic sustainability.
3. A summary of long term plans to integrate sustainability objectives throughout company operations."

Johnson Controls, Inc. (Nov. 14, 2002)

The statement accompanying a proposal submitted to Burlington Resources, Inc. read as follows:

"Supporting Statement

We believe the report should include:
1. The company's operating definition of sustainability. . ."

Burlington Resources Inc. (February 4, 2005)

The statement accompanying a proposal submitted to Wendy's International, Inc. was similar to the one submitted to The Kroger Co.:

"Supporting Statement

The report should include Wendy's definition of sustainability, as well as a company-wide review of company policies and practices related to long-term social and environmental sustainability.

We recommend that Wendy's use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report."

Wendy's International, Inc. (February 10, 2005)

The statement accompanying a proposal submitted to Raytheon Company was similar to the supporting statement accompanying the Kroger Proposal:

"SUPPORTING STATEMENT

The report should include the company's definition of sustainability, as well as a company-wide review of company policies and practices related to long-term social and environmental sustainability.

We recommend that the company use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report."

Raytheon Company (January 25, 2006)

Another typical form of this proposal, which appeared in many proposals reviewed by the Staff, does not specifically ask the company to prepare its own definition of "sustainability" but makes no reference to the GRI guidelines and avoids language that conveys a mandate that the GRI guidelines be utilized. The proposal submitted to Dean Foods Company, as follows, is a typical example:

"RESOLVED:

That shareholders request the company disclose its social, environmental and economic performance to the public by issuing annual sustainability reports."

[No reference or implied mandate regarding GRI guidelines was included in the supporting materials.]

Dean Foods Company (March 25, 2005)

CONCLUSION

The Staff have issued many letters regarding stockholder proposals for "sustainability reports". The Staff responses have allowed several straightforward methods for stockholders to request that a company include a "sustainability report" proposal in its proxy materials. Many of the permissible methods are quoted directly above.

The Proposals presented to the Company, however, can be properly omitted from the Company's 2007 Proxy Materials pursuant to Rule 14a-8(i)(3) because they effectively mandate that the Company follow a definition and protocol established by the Global Reporting Institute. The Staff has in the past allowed companies to omit proposals that include such a requirement, due to the muddy welter of alternative, imprecise and sometimes contradictory requirements described by the GRI.

Based on the foregoing, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if both Proposals are omitted from the 2007 Proxy Statement and Proxy.

Alternatively, if the Staff does not concur that both Proposals may be omitted from the 2007 Proxy Statement and Proxy, the Company respectfully requests the Staff's concurrence that it will not recommend enforcement action if the Boothby Proposal is omitted pursuant to Rule 14a-8(i)(ii) if the Company includes the Woodard proposal in the 2007 Proxy Statement and Proxy as the Boothby Proposal is substantially duplicative of the Woodard Proposal. Please call the undersigned at (972) 647-3330 if you have any questions or need additional information.

Sincerely,



Wesley E. Schlenker
Assistant General Counsel and Assistant Secretary
Texas Industries, Inc.

EXHIBIT "A"

THE PROPOSALS

April 25, 2007

Robert M. Boothby
28710 Lakeview Ave.
Nuevo, CA 92567

Via Overnight Mail, E-mail: fanderson@txi.com, and FAX: 972-647-3320

Texas Industries, Inc.
1341 W. Mockingbird Lane
Suite 700W
Dallas, Texas 75247
Attention: Frederick G. Anderson,
Vice President, General Counsel & Secretary

Dear Mr. Anderson:

I write to give notice that pursuant to the 2006 proxy statement of Texas Industries, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, I intend to present the attached proposal (the "Proposal") at the 2007 annual meeting of shareholders (the "Annual Meeting"). I am the owner of shares of voting common stock (the "Shares") of the Company in excess of $2,000 and have held the Shares for over one year. In addition, I intend to hold the Shares through the date on which the annual meeting is held.

The proposal is enclosed. I represent that I or my agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that I have no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to Jon Vandenburgh, United Steelworkers, 5 Gateway Center, 10th Floor, Pittsburgh, PA 15222, at 412-576-2561 or jvandenburgh@usw.org.

Sincerely,



Robert M. Boothby

Enclosure

RESOLVED, that the stockholders of Texas Industries, Inc. ("TXI") request the Board of Directors to prepare a public sustainability report, at reasonable expense and omitting proprietary information, by February 1, 2008.

SUPPORTING STATEMENT

There is a strong trend in the global marketplace toward corporate sustainability reporting.

As described by the Global Reporting Initiative (http://www.globalreporting.org/), "Sustainability reporting is a process for publicly disclosing an organization's economic, environmental, and social performance. Many organizations find that financial reporting alone no longer satisfies the needs of shareholders, customers, communities, and other stakeholders for information about overall organizational performance."

Nearly 1,000 organizations have published sustainability reports incorporating all or part of the guidelines established by the GRI. Nearly 100 such reports have been produced by companies in the worldwide "Construction & Building Materials" sector. More than 200 such reports have been produced by organizations based in the United States.

The global cement industry is recognizing the trend toward sustainability reporting. Several cement companies, including Cemex, Holcim and Lafarge, have issued reports under the GRI framework, and, in 2002, a group of ten cement companies formed the Cement Sustainability Initiative (http://www.wbcsdcement.org/). The CSI established an "Agenda for Action," a five-year program dedicated to addressing six priority issues: 1) Climate Protection, 2) Responsible Use of Fuels and Materials, 3) Employee Health and Safety, 4) Emissions Reduction, 5) Local Impacts on Land and Communities, and 6) Reporting and Communication.

In founding the CSI, the member companies recognized that the sustainability trend presents both challenges and opportunities to the cement industry. Cement production is energy-intensive, accounting for 5% of global man-made carbon dioxide emissions, and affects other sustainability issues in addition to climate change, such as emissions to air and water, natural resource depletion and worker safety and health. But cement can also play an important role in meeting the world's needs for sustainable housing and infrastructure.

Joining the ranks of cement producers that issue a sustainability report will provide TXI stakeholders with a useful tool for comparing the Company's progress on sustainability initiatives with industry competitors.

We urge stockholders to vote for this proposal.


RECEIVED
APR 26 2007
LAW DEPT.

April 25, 2007

Robert M. Boothby
28710 Lakeview Ave.
Nuevo, CA 92567

Via Overnight Mail, E-mail: fanderson@txi.com, and FAX: 972-647-3320

Texas Industries, Inc.
1341 W. Mockingbird Lane
Suite 700W
Dallas, Texas 75247
Attention: Frederick G. Anderson,
Vice President, General Counsel & Secretary

Dear Mr. Anderson:

I write to give notice that pursuant to the 2006 proxy statement of Texas Industries, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, I intend to present the attached proposal (the "Proposal") at the 2007 annual meeting of shareholders (the "Annual Meeting"). I am the owner of shares of voting common stock (the "Shares") of the Company in excess of $2,000 and have held the Shares for over one year. In addition, I intend to hold the Shares through the date on which the annual meeting is held.

The proposal is enclosed. I represent that I or my agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that I have no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to Jon Vandenburgh, United Steelworkers, 5 Gateway Center, 10th Floor, Pittsburgh, PA 15222, at 412-576-2561 or jvandenburgh@usw.org.

Sincerely,



Robert M. Boothby

Enclosure

RESOLVED, that the stockholders of Texas Industries, Inc. ("TXI") request the Board of Directors to prepare a public sustainability report, at reasonable expense and omitting proprietary information, by February 1, 2008.

SUPPORTING STATEMENT

There is a strong trend in the global marketplace toward corporate sustainability reporting.

As described by the Global Reporting Initiative (http://www.globalreporting.org/), "Sustainability reporting is a process for publicly disclosing an organization's economic, environmental, and social performance. Many organizations find that financial reporting alone no longer satisfies the needs of shareholders, customers, communities, and other stakeholders for information about overall organizational performance."

Nearly 1,000 organizations have published sustainability reports incorporating all or part of the guidelines established by the GRI. Nearly 100 such reports have been produced by companies in the worldwide "Construction & Building Materials" sector. More than 200 such reports have been produced by organizations based in the United States.

The global cement industry is recognizing the trend toward sustainability reporting. Several cement companies, including Cemex, Holcim and Lafarge, have issued reports under the GRI framework, and, in 2002, a group of ten cement companies formed the Cement Sustainability Initiative (http://www.wbcsdcement.org/). The CSI established an "Agenda for Action," a five-year program dedicated to addressing six priority issues: 1) Climate Protection, 2) Responsible Use of Fuels and Materials, 3) Employee Health and Safety, 4) Emissions Reduction, 5) Local Impacts on Land and Communities, and 6) Reporting and Communication.

In founding the CSI, the member companies recognized that the sustainability trend presents both challenges and opportunities to the cement industry. Cement production is energy-intensive, accounting for 5% of global man-made carbon dioxide emissions, and affects other sustainability issues in addition to climate change, such as emissions to air and water, natural resource depletion and worker safety and health. But cement can also play an important role in meeting the world's needs for sustainable housing and infrastructure.

Joining the ranks of cement producers that issue a sustainability report will provide TXI stakeholders with a useful tool for comparing the Company's progress on sustainability initiatives with industry competitors.

We urge stockholders to vote for this proposal.


RECEIVED
APR 26 2007
LAW DEPT.

April 25, 2007

Robert M. Boothby
28710 Lakeview Ave.
Nuevo, CA 92567

Via Overnight Mail, E-mail: fanderson@txi.com, and FAX: 972-647-3320

Texas Industries, Inc.
1341 W. Mockingbird Lane
Suite 700W
Dallas, Texas 75247
Attention: Frederick G. Anderson,
Vice President, General Counsel & Secretary

Dear Mr. Anderson:

I write to give notice that pursuant to the 2006 proxy statement of Texas Industries, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, I intend to present the attached proposal (the "Proposal") at the 2007 annual meeting of shareholders (the "Annual Meeting"). I am the owner of shares of voting common stock (the "Shares") of the Company in excess of $2,000 and have held the Shares for over one year. In addition, I intend to hold the Shares through the date on which the annual meeting is held.

The proposal is enclosed. I represent that I or my agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that I have no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to Jon Vandenburgh, United Steelworkers, 5 Gateway Center, 10th Floor, Pittsburgh, PA 15222, at 412-576-2561 or jvandenburgh@usw.org.

Sincerely,



Robert M. Boothby

Enclosure

RESOLVED, that the stockholders of Texas Industries, Inc. ("TXI") request the Board of Directors to prepare a public sustainability report, at reasonable expense and omitting proprietary information, by February 1, 2008.

SUPPORTING STATEMENT

There is a strong trend in the global marketplace toward corporate sustainability reporting.

As described by the Global Reporting Initiative (http://www.globalreporting.org/), "Sustainability reporting is a process for publicly disclosing an organization's economic, environmental, and social performance. Many organizations find that financial reporting alone no longer satisfies the needs of shareholders, customers, communities, and other stakeholders for information about overall organizational performance."

Nearly 1,000 organizations have published sustainability reports incorporating all or part of the guidelines established by the GRI. Nearly 100 such reports have been produced by companies in the worldwide "Construction & Building Materials" sector. More than 200 such reports have been produced by organizations based in the United States.

The global cement industry is recognizing the trend toward sustainability reporting. Several cement companies, including Cemex, Holcim and Lafarge, have issued reports under the GRI framework, and, in 2002, a group of ten cement companies formed the Cement Sustainability Initiative (http://www.wbcsdcement.org/). The CSI established an "Agenda for Action," a five-year program dedicated to addressing six priority issues: 1) Climate Protection, 2) Responsible Use of Fuels and Materials, 3) Employee Health and Safety, 4) Emissions Reduction, 5) Local Impacts on Land and Communities, and 6) Reporting and Communication.

In founding the CSI, the member companies recognized that the sustainability trend presents both challenges and opportunities to the cement industry. Cement production is energy-intensive, accounting for 5% of global man-made carbon dioxide emissions, and affects other sustainability issues in addition to climate change, such as emissions to air and water, natural resource depletion and worker safety and health. But cement can also play an important role in meeting the world's needs for sustainable housing and infrastructure.

Joining the ranks of cement producers that issue a sustainability report will provide TXI stakeholders with a useful tool for comparing the Company's progress on sustainability initiatives with industry competitors.

We urge stockholders to vote for this proposal.

April 25, 2007

Robert M. Boothby
28710 Lakeview Ave.
Nuevo, CA 92567

<u>Via Overnight Mail, E-mail: fanderson@txi.com, and FAX: 972-647-3320</u>

Texas Industries, Inc.
1341 W. Mockingbird Lane
Suite 700W
Dallas, Texas 75247
Attention: Frederick G. Anderson,
Vice President, General Counsel & Secretary

Dear Mr. Anderson:

I write to give notice that pursuant to the 2006 proxy statement of Texas Industries, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, I intend to present the attached proposal (the "Proposal") at the 2007 annual meeting of shareholders (the "Annual Meeting"). I am the owner of shares of voting common stock (the "Shares") of the Company in excess of $2,000 and have held the Shares for over one year. In addition, I intend to hold the Shares through the date on which the annual meeting is held.

The proposal is enclosed. I represent that I or my agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that I have no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to Jon Vandenburgh, United Steelworkers, 5 Gateway Center, 10th Floor, Pittsburgh, PA 15222, at 412-576-2561 or jvandenburgh@usw.org.

Sincerely,



Robert M. Boothby

Enclosure

RESOLVED, that the stockholders of Texas Industries, Inc. ("TXI") request the Board of Directors to prepare a public sustainability report, at reasonable expense and omitting proprietary information, by February 1, 2008.

SUPPORTING STATEMENT

There is a strong trend in the global marketplace toward corporate sustainability reporting.

As described by the Global Reporting Initiative (http://www.globalreporting.org/), "Sustainability reporting is a process for publicly disclosing an organization's economic, environmental, and social performance. Many organizations find that financial reporting alone no longer satisfies the needs of shareholders, customers, communities, and other stakeholders for information about overall organizational performance."

Nearly 1,000 organizations have published sustainability reports incorporating all or part of the guidelines established by the GRI. Nearly 100 such reports have been produced by companies in the worldwide "Construction & Building Materials" sector. More than 200 such reports have been produced by organizations based in the United States.

The global cement industry is recognizing the trend toward sustainability reporting. Several cement companies, including Cemex, Holcim and Lafarge, have issued reports under the GRI framework, and, in 2002, a group of ten cement companies formed the Cement Sustainability Initiative (http://www.wbcsdcement.org/). The CSI established an "Agenda for Action," a five-year program dedicated to addressing six priority issues: 1) Climate Protection, 2) Responsible Use of Fuels and Materials, 3) Employee Health and Safety, 4) Emissions Reduction, 5) Local Impacts on Land and Communities, and 6) Reporting and Communication.

In founding the CSI, the member companies recognized that the sustainability trend presents both challenges and opportunities to the cement industry. Cement production is energy-intensive, accounting for 5% of global man-made carbon dioxide emissions, and affects other sustainability issues in addition to climate change, such as emissions to air and water, natural resource depletion and worker safety and health. But cement can also play an important role in meeting the world's needs for sustainable housing and infrastructure.

Joining the ranks of cement producers that issue a sustainability report will provide TXI stakeholders with a useful tool for comparing the Company's progress on sustainability initiatives with industry competitors.

We urge stockholders to vote for this proposal.

April 25, 2007

Charles T. Woodard
6594 Avenida Mariposa
Riverside Ca. 92509

Via Overnight Mail, E-mail: fanderson@txi.com, and FAX: 972-647-3320

Texas Industries, Inc.
1341 W. Mockingbird Lane
Suite 700W
Dallas, Texas 75247
Attention: Frederick G. Anderson,
Vice President, General Counsel & Secretary

Dear Mr. Anderson:

I write to give notice that pursuant to the 2006 proxy statement of Texas Industries, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, I intend to present the attached proposal (the "Proposal") at the 2007 annual meeting of shareholders (the "Annual Meeting"). I am the owner of shares of voting common stock (the "Shares") of the Company in excess of $2,000 and have held the Shares for over one year. In addition, I intend to hold the Shares through the date on which the annual meeting is held.

The proposal is enclosed. I represent that I or my agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that I have no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to Jon Vandenburgh, United Steelworkers, 5 Gateway Center, 10th Floor, Pittsburgh, PA 15222, at 412-576-2561 or jvandenburgh@usw.org.

Sincerely,

Charles T. Woodard

Enclosure

RESOLVED, that the stockholders of Texas Industries, Inc. ("TXI") request the Board of Directors to prepare a public sustainability report, at reasonable expense and omitting proprietary information, by February 1, 2008.

SUPPORTING STATEMENT

There is a strong trend in the global marketplace toward corporate sustainability reporting.

As described by the Global Reporting Initiative (http://www.globalreporting.org/), "Sustainability reporting is a process for publicly disclosing an organization's economic, environmental, and social performance. Many organizations find that financial reporting alone no longer satisfies the needs of shareholders, customers, communities, and other stakeholders for information about overall organizational performance."

Nearly 1,000 organizations have published sustainability reports incorporating all or part of the guidelines established by the GRI. Nearly 100 such reports have been produced by companies in the worldwide "Construction & Building Materials" sector. More than 200 such reports have been produced by organizations based in the United States.

The global cement industry is recognizing the trend toward sustainability reporting. Several cement companies, including Cemex, Holcim and Lafarge, have issued reports under the GRI framework, and, in 2002, a group of ten cement companies formed the Cement Sustainability Initiative (http://www.wbcsdcement.org/). The CSI established an "Agenda for Action," a five-year program dedicated to addressing six priority issues: 1) Climate Protection, 2) Responsible Use of Fuels and Materials, 3) Employee Health and Safety, 4) Emissions Reduction, 5) Local Impacts on Land and Communities, and 6) Reporting and Communication.

In founding the CSI, the member companies recognized that the sustainability trend presents both challenges and opportunities to the cement industry. Cement production is energy-intensive, accounting for 5% of global man-made carbon dioxide emissions, and affects other sustainability issues in addition to climate change, such as emissions to air and water, natural resource depletion and worker safety and health. But cement can also play an important role in meeting the world's needs for sustainable housing and infrastructure.

Joining the ranks of cement producers that issue a sustainability report will provide TXI stakeholders with a useful tool for comparing the Company's progress on sustainability initiatives with industry competitors.

We urge stockholders to vote for this proposal.

Charles T. Woodard

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, NW • SUITE 350
WASHINGTON, D.C. 20015-2022
(202) 364-1050 • FAX: 315-3552
CONH@HITCHLAW.COM

22 June 2007

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

By Hand

Re: Shareholder proposal to Texas Industries, Inc.

Dear Counsel:

I have been asked to respond on behalf of Charles T. Woodard and Robert M. Boothby (the "Proponents") to the letter from counsel for Texas Industries, Inc. ("TXI" or the "Company") dated 30 May 2007 ("TXI Letter"), in which TXI advises that it plans to omit the Proponents' resolution (the "Proposal") from the Company's 2007 proxy materials.[1] For the reasons set forth below, the Proponents respectfully ask the Division to deny the no-action relief that TXI seeks.

The text of the resolution and supporting statement are as follows:

RESOLVED, that the stockholders of Texas Industries, Inc. ("TXI") request the Board of Directors to prepare a public sustainability report, at reasonable expense and omitting proprietary information, by February 1, 2008.

Supporting Statement

There is a strong trend in the global marketplace toward corporate sustainability reporting.

---

[1] At the outset, we wish to correct a factual error in TXI's letter, namely, that Messrs. Woodard and Boothby have submitted two independent (albeit identical) proposals. In fact, the Proponents are jointly filing the same proposal, not two independent proposals. We discuss the matter in more detail below in conjunction with TXI's request to omit the "Boothby Proposal" under Rule 14a-8(i)(11) if the Division should conclude that the "Woodard Proposal" cannot be omitted.

As described by the Global Reporting Initiative (http://www.globalreporting.org/), "Sustainability reporting is a process for publicly disclosing an organization's economic, environmental, and social performance. Many organizations find that financial reporting alone no longer satisfies the needs of shareholders, customers, communities, and other stakeholders for information about overall organizational performance."

Nearly 1,000 organizations have published sustainability reports incorporating all or part of the guidelines established by the GRI. Nearly 100 such reports have been produced by companies in the worldwide "Construction & Building Materials" sector. More than 200 such reports have been produced by organizations based in the United States.

The global cement industry is recognizing the trend toward sustainability reporting. Several cement companies, including Cemex, Holcim and Lafarge, have issued reports under the GRI framework, and, in 2002, a group of ten cement companies formed the Cement Sustainability Initiative (http://www.wbcsdcement.org/). The CSI established an "Agenda for Action," a five-year program dedicated to addressing six priority issues; 1) Climate Protection, 2) Responsible Use of Fuels and Materials, 3) Employee Health and Safety, 4) Emissions Reduction, 5) Local Impacts on Land and Communities, and 6) Reporting and Communication.

In founding the CSI, the member companies recognized that the sustainability trend presents both challenges and opportunities to the cement industry. Cement production is energy-intensive, accounting for 5% of global man-made carbon dioxide emissions, and affects other sustainability issues in addition to climate change, such as emissions to air and water, natural resource depletion and worker safety and health. But cement can also play an important role in meeting the world's needs for sustainable housing and infrastructure.

Joining the ranks of cement producers that issue a sustainability report will provide TXI stakeholders with a useful tool for comparing the Company's progress on sustainability initiatives with industry competitors.

We urge stockholders to vote for this proposal.

TXI opposes inclusion of this proposal in its proxy materials primarily on the basis of Rule 14a-8(i)(3), which permits the exclusion of proposals that are impermissibly vague and indefinite. Alternatively, should the Division disagree with that analysis, TXI seeks guidance that it may print only the "Woodard Proposal," consistent with Rule 14a-8(i)(11). Under Rule 14a-8(g), TXI bears the burden of demonstrating why the Proponents' proposal may be excluded. As we now explain, TXI has not sustained its burden, and the request for no-action relief should therefore be denied.

The "Vague and Indefinite" Objection

1. The objection lacks merit. TXI argues that the Proposal would "effectively mandate that the Company follow a definition and protocol established by the Global Reporting Institute ['GRI']," a mandate that is said to be vague and indefinite because of the "muddy welter of alternative, imprecise and sometimes contradictory requirements described by the GRI." TXI Letter at 6.

The problem with this argument is that it pays no attention to the text of the proposal, which is fully consistent with the guidance provided by the Division in prior no-action letters.

The text of the proposal is clear and unambiguous, asking the TXI board "to prepare a public sustainability report, at reasonable expense and omitting proprietary information, by February 1, 2008." This language is very similar to language approved by the Division in *The Kroger Co.* (29 March 2006), which similarly asked the Company to "prepare, at reasonable expense and omitting proprietary information, a Sustainability Report."

The formulation here is similar to language approved in other sustainability resolutions, which similarly made no reference to the GRI. These letters include:

· *Terex Corp.* (18 March 2005) ("disclose its social, environmental and economic performance to the public by issuing annual sustainability reports");

· *Seaboard Corp.* (14 February 2005) ("prepare a sustainability report . . . examining the environmental impacts of both company-owned and contract farms");

· *Wendy's International, Inc.* (10 February 2005) (issue "a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by September 1, 2005."

· *Burlington Resources Inc.* (4 February 2005) ("prepare at reasonable expense a Sustainability Report");

• *Hormel Foods Corp.* (22 October 2004) ("issue a sustainability report by August 2005, at reasonable cost and omitting proprietary information, examining the environmental impacts of both co-owned and contract livestock operations");

• *Dean Foods Co.* (25 March 2005) ("disclose its social, environmental and economic performance to the public by issuing annual sustainability reports");

• *Wal-Mart Stores, Inc.* (17 February 2004) (asking the company to "prepare t reasonable expense a sustainability report");

• *Johnson Controls, Inc.* (14 November 2002) ("prepare at reasonable expense a report dealing with the social and environmental issues related to sustainability").

Notwithstanding the Proponents' reliance on previously-approved resolution language, TXI argues that the proposal is fatally infected by several references to GRI Sustainability Reporting Guidelines ("GRI Guidelines") in the supporting statement, which statement purportedly mandates use of the GRI. This argument mischaracterizes the supporting statement, which cites the GRI and GRI Guidelines in the following contexts:

• The second paragraph quotes the GRI website as to the importance of sustainability reporting.

• The third paragraph notes that nearly 1000 organizations have published sustainability reports "incorporating all or part of the guidelines established by the GRI," with nearly 100 reports produced by companies in the worldwide "Construction & Building Materials" sector (which sector includes TXI).

• The fourth paragraph notes more specifically that three companies in TXI's industry have "issued reports under the GRI framework" and that ten cement companies formed a Cement Sustainability Initiative to address issues in this area.

At no point does the Proposal say that TXI *must* use the GRI Guidelines in preparing the requested sustainability report. The point is crucial. The citation to GRI Guidelines is meant to provide context for the "resolved" clause – and appropriately so, given the fact that many consider GRI Guidelines to be the world's leading format for sustainability reporting.[2] Also, as the supporting statement indicates,

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[2] Indeed, a joint communiqué issued at the end of the recent G-8 summit in Germany took the noteworthy step of singling out the GRI framework as appropriate for use in a particular industry. Specifically, the G-8 leaders "encourage[d] mining sector companies to undertake regular reporting using inter alia the Global Reporting Initiative (GRI) framework, and welcome the adaptation of this instrument for small and medium enterprises as well as to the specific needs of the mining

GRI Guidelines are being used by TXI's peers in the cement industry to assess sustainability issues.

Properly read, the citations to GRI in the Proposal are intended to build support for the proposal among shareholders by showing that the requested report is feasible, that there are off-the-shelf guidelines available if TXI should choose to use them, and that several of TXI's competitors have already moved ahead in this area using currently available guidelines. The Proponents' citation to the available literature and industry experience is thus designed to anticipate the sort of arguments that TXI may raise in a statement in opposition, *e.g.*, preparing a report would be unduly expensive, the proposal is unworkable, a report would offer little value, the company is already active on this issue, etc.

There is no *per se* rule that bars or limits citations to GRI Guidelines in a supporting statement. Indeed, recent no-action decisions make it clear that proponents may cite GRI Guidelines favorably and urge the Company to use those Guidelines in preparing a report. Indeed, in *Wendy's International, Inc.* (20 February 2005), the supporting statement said: "We recommend that Wendy's use the Global Reporting Initiative's Sustainability Reporting Guidelines ('The Guidelines') to prepare the report." In *The Kroger Co.* (29 March 2006), the supporting statement suggested that Kroger should "join the over 700 companies who have issued sustainability reports based on the Global Reporting Initiative's (GRI) Sustainability Reporting Guidelines"). The instant Proposal is similar in nature.

In making these points, we acknowledge a line of no-action letters that preceded decisions such as *Wendy's* and *Kroger* and that granted no-action relief when the resolution sought the preparation of a report expressly "based on" GRI Guidelines. *Smithfield Foods, Inc.* (18 July 2003); *Lowe's Companies, Inc.* (3 March 2004); *Ryland Group, Inc.* (19 January 2005); *Dean Foods Co.* (25 February 2004); *ConAgra Foods Inc.* (1 July 2004); *Albertson's Inc.* (5 March 2004); *Terex Corp.* (1 March 2004). Those decisions rested on arguments that the earlier versions of the GRI Guidelines covered too much ground, were too vague and provided insufficient guidance for application in specific industries, such that it would be difficult to prepare a report that was required to be "based on" those Guidelines.

The current Proposal is plainly distinguishable from those letters because it does not mandate the preparation of a report "based on" – and solely on – the GRI Guidelines. The "resolved" clause seeks the preparation of a sustainability study

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sector." *Growth and Responsibility in the World Economy: Summit Declaration* ¶ 84 (7 June 2007). *See* http://www.g-8.de/nsc_true/Content/EN/Artikel/__g8-summit/anlagen/2007-06-07-gipfeldokument-wirtschaft-eng,templateId=raw,property=publicationFile.pdf/2007-06-07-gipfeldokument-wirtschaft-eng.

without elaboration as to how that should be done. Although the supporting statement speaks favorably of those Guidelines as a reporting tool, the Proposal leaves to TXI the task of deciding which benchmarks or guidelines to use in preparing the requested report. None of the Division's no-action letters on this topic require anything further to avoid exclusion on the ground that the proposal is too vague or indefinite.

2. An alternative formulation. For these reasons, TXI has not carried its burden on this point. Should the Division disagree, the Proponents would be willing to clarify their intent by adding a sentence in the supporting statement to clarify that the reference to GRI Guidelines is meant as a recommendation, rather than an absolute requirement. Specifically, and without conceding the point, the Proponents would be willing to add a sentence prior to the penultimate paragraph that would state: "The requested report should contain TXI's definition of sustainability, and we recommend that TXI use the GRI Guidelines in preparing this report." This language is similar to the formulations used in *Kroger*, *Johnson Controls* and other letters that TXI cites with approval in its Letter (at pp. 3-4). It is also consistent with the Division's "long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." *Staff Legal Bulletin No. 14B,* ¶ B.2 (15 September 2004). The Proponents do not believe that this change is necessary, but would be willing to make this amendment should the Division conclude otherwise.[3]

The "Two Proposals" Objection.

TXI closes with a request for relief in the alternative that the Division should reject TXI's (i)(3) objections. Specifically, the last paragraph of TXI's letter asks the Division for no-action relief in connection with what TXI views as a duplicate proposal, *i.e.*, the so-called "Boothby Proposal." Rule 14a-8(i)(11) does permit the exclusion of substantially duplicate proposals. However, as we pointed out in note 1 *supra,* we deal here not with two proposals, but rather one proposal with two sponsors. TXI's request for relief in the alternative is therefore unnecessary, and the proposal can be included in TXI's proxy materials with both Messrs. Woodard and Boothby identified as sponsors.

Conclusion.

In sum, TXI has failed to carry its burden of demonstrating that the proposal may be excluded under Rule 14a-8, and we ask the Division to advise that the Division cannot concur with the Company's objections. Alternatively, the Propo-

[3] The suggested language can be added without exceeding the limitation of 500 words in a shareholder proposal.

nents ask the Division to advise that the Proposal may not be omitted with wording changes of the sort discussed above.

Thank you for your consideration of these points. Please feel free to contact me if additional information is required. I would be grateful as well if you could fax or e-mail a copy of the Division's determination once it is available.

Very truly yours,



Cornish F. Hitchcock

cc: Wesley E. Schlenker, Esq.



1341 West Mockingbird Lane • Dallas, TX 75247 • 972.647.6700 • www.txi.com

July 9, 2007

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **Shareholder Proposals and Supporting Statements (the "Proposals") of Charles T. Woodard and Robert M. Boothby**

Ladies and Gentlemen:

Reference is made to our letter dated May 30, 2007 (the "Original Request") in which Texas Industries, Inc. (the "Company") requested that the Staff not recommend enforcement action as a result of the omission of the Proposals from the Company's proxy statement and form of proxy for its 2007 annual meeting of stockholders.

This letter addresses the correspondence addressed to The Office of the Chief Counsel by the proponents dated June 22, 2007 (the "Response").

The "Vague and Indefinite" Objection. The Response indicates that the GRI guidelines have recently been changed, so they are no longer "vague and indefinite". This raises a greater concern, suggesting that the GRI guidelines change significantly over time. The changing nature of the GRI guidelines reaffirms that they are vague and indefinite.

"An Alternative Formulation". The Response argues strenuously that the wording of the Proposals should not be changed. Yet the Response concludes by submitting disfavored alternative wording because it is "minor in nature" and does "not alter the substance of the proposal". In fact, the proponents demonstrate by diligent preparation of the Response that such a change is considered to be significant. Proponents have directed a large investment of legal resources to ensure the proposal be included as written. The alternative formulation in the Response is not minor, and is therefore untimely submitted.

Please call the undersigned at (972) 647-3330 if you have any questions or need additional information.

Sincerely,

Wesley E. Schlenker
Assistant Secretary
Texas Industries, Inc.

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cc via email: Cornish F. Hitchcock, Esq.
Jon Vandenburgh, United Steelworkers
Charles T. Woodard
Robert M. Boothby

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 27, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Texas Industries, Inc.
Incoming letter dated May 30, 2007

The proposal requests that the board prepare a public sustainability report, at reasonable expense and omitting proprietary information, by February 1, 2008.

We are unable to concur in your view that Texas Industries may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Texas Industries may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Tamara M. Brightwell
Special Counsel

END